SO
3/11/04

04001799

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

VF 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. H. Colson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Oakmont Drive, Suite L
(No. and Street)

Greenville, NC 27858
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson-Bowden, P.C.
(Name – *if individual, state last, first, middle name*)

2930 Evans Mill Road Lithonia, GA 30038
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its posses[sions.]

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

RECD S.E.C.
FEB 26 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Wade J. Bowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. H. Colsen Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CPA Partner
Title

Notary Public

SHANNAN S. COLLIER NOTARY PUBLIC GEORGIA EXPIRES August 19, 2006 CHEROKEE COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. COLSON SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2003

WATSON-BOWDEN
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
of W.H. Colson Securities, Inc.

We have audited the accompanying balance sheet of W.H. Colson Securities, Inc as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Colson Securities, Inc as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Watson-Bowden, P.C.

Watson-Bowden, P.C.
February 20, 2004

2930 EVANS MILL RD
LITHONIA, GA 30038
PH 770-484-4655 FAX 770-482-9180

BALANCE SHEET

DECEMBER 31, 2003

ASSETS		
CURRENT ASSETS		
Cash	$	134,548
Commissions receivable		114,074
Total Current Assets		248,622
OTHER ASSETS		
Intangible asset, less accumulated amortization of $1,200		1,800
TOTAL ASSETS	$	250,422
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	3,683
Accrued commissions payable		78,929
Total Current Liablities		82,612
STOCKHOLDER'S EQUITY		
Capital stock		1,000
Additional paid-in capital		15,000
Retained earnings		151,810
Total stockholder's equity		167,810
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	250,422

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE		
Commission income	$	906,854
Insurance income		59,772
		966,626
EXPENSES		
Commissions and fees		704,582
Salaries and wages		141,233
Legal and professional fees		17,911
Office expenses		13,830
Taxes, Licenses and Permits		12,957
Insurance expense		10,870
Rent expense		7,800
Telephone expense		6,699
Marketing and meeting expenses		5,366
Other expenses		2,227
Dues and subscriptions		1,318
Credit card charges		737
Amortization		600
Bank charges		362
		926,492
NET INCOME		40,134
RETAINED EARNINGS, Beginning of year		111,676
RETAINED EARNINGS, End of year	$	151,810

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	40,134
Adjustments to reconcile net income to net cash provided by operating activites:		
Amortization		600
Increase in receivables		(24,495)
Increase in payables		17,760
Net Cash Provided by Operating Activities		33,999
NET INCREASE IN CASH		33,999
CASH, Beginning of year		100,549
CASH, End of year	$	134,548

NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION AND NATURE OF BUSINESS

W.H. Colson Securities, Inc. (The Company), was formed as a Georgia corporation on June 1, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. The Company operates in North Carolina. The primary source of revenue is selling securities, mutual funds and variable insurance products to customers, who are predominately small and middle-market businesses and middle-income individuals.

Amortization. Amortization is provided by use of the straight-line method over the estimated useful life of the intangible asset.

Intangible Asset. The intangible asset consists of legal fees incurred during the formation of W.H. Colson Securities, Inc.

Revenue Recognition. Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2003 is $114,074. Commissions payable for the year ended December 31, 2003 is $78,929.

Income Taxes. The Company is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities.

NOTES TO FINANCIAL STATEMENTS

C. RELATED PARTY TRANSACTIONS

The Company and the sole shareholder have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company are paid by the sole shareholder individually or by a company under common control. Additionally, under the Agreement, the sole shareholder will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see note D). Further, the sole shareholder has no recourse to the recapture or the collection of the aforementioned capital contributions from the Company, and the Company has no obligation to repay these capital contributions to the sole shareholder or any other entity. The sole stockholder contributed $16,000 at the Company's inception and is reflected as stock and paid-in capital on the balance sheet at December 31, 2003. There were no payments to or from the company under common control for the year ended December 31, 2003.

D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2003, the Company was in compliance with this rule. The Company had net capital of $166,010, which was $160,503 in excess of its required net capital of $5,507. The Company's percentage of aggregate indebtedness to net capital was 50.

The following is the computation of net capital under Rule 15c3-1 as of December 31, 2003:

NOTES TO FINANCIAL STATEMENTS

D. NET CAPITAL REQUIREMENTS (continued)

NET CAPTIAL		
Total stockholder's equity		$ 167,810
DEDUCTIONS		
Nonallowable assets:		
Intangible asset - net	(1,800)	
Total Deductions		(1,800)
NET CAPITAL		$ 166,010
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 3,683	
Commissions payable	78,929	
Total Aggregate Indebtedness		$ 82,612
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,507
Excess net capital		$ 160,503
Excess net capital at 1,000 percent		$ 157,749
Percentage of aggregate indebtedness to net capital		50

There is no material difference in the above computation and the Company's unaudited Part IIA of Company's Focus Report.

WATSON-BOWDEN
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

To the Shareholder
of W.H. Colson Securities

In planning and performing our audit of the financial statements of W.H. Colson Securities (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2930 EVANS MILL RD
LITHONIA, GA 30038
PH 770-484-4655 FAX 770-482-9180

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Watson-Bowden, P.C.

Watson-Bowden, P.C.
February 20, 2004

2930 EVANS MILL RD
LITHONIA, GA 30038
PH 770-484-4655 FAX 770-482-9180